September 23, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Tonya K. Aldave

Re:                             Vaxart, Inc.

Registration Statement on Form S-1

290 Utah Ave, Suite 200

South San Francisco, CA 94080

File No. 333-233717

Acceleration Request

Requested Date:      September 25, 2019

Requested Time: 12:00 PM Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-233717) (the “Registration Statement”) to become effective on September 25, 2019 at 12:00 p.m. Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.  The Registrant hereby authorizes each of John McKenna and Josh Seidenfeld of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059, or in his absence, Josh Seidenfeld at (650) 843-5862.

Very truly yours,

Vaxart, Inc.

By:	Wouter W. Latour, M.D.
Name: Wouter W. Latour, M.D.
Title: President and Chief Executive Officer

cc:                                John T. McKenna, Cooley LLP

Josh Seidenfeld, Cooley LLP

Gary Emmanuel, McDermott Will & Emery LLP

Heidi Steele, McDermott Will & Emery LLP